JOE JOLLY & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF AUGUST 31, 2016

Computation of net capital		
Total stockholders' equity qualified for net capital	$	8,180,171
Deferred income tax liability		31,166
Total capital		8,211,337
Deduct non-allowable assets:		
Petty cash		100
Muni syndicate profit receivables		185,025
Employee advances		105,650
Note receivable—stockholder		990,000
Property and equipment, net		75,231
Investments in oil and gas wells, not readily marketable		25,000
Other assets		650
Net capital before haircuts on securities positions		6,829,681
Haircuts on securities		
Federal and municipal government obligations, corporate bonds and money market account		202,106
Net capital	$	6,627,575
Computation of basic net capital requirement		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	34,484
Minimum dollar net capital requirement		100,000
Net capital requirement		100,000
Excess net capital		6,527,575
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$	6,575,849
Computation of aggregate indebtedness		
Total liabilities per statement of financial condition	$	786,728
Deduction of deferred tax liability		(31,166)
Deduction of payable secured by bonds		(238,306)
Total aggregate indebtedness	$	517,256
Ratio of aggregate indebtedness to net capital		.08 to 1